

Press Release

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Kathy Ta
Managing Director, Investor Relations
(408) 601-5697

MAXIM INTEGRATED REPORTS RESULTS FOR THE FOURTH QUARTER OF FISCAL 2016, INCREASES DIVIDEND BY 10%

- **Revenue: $566 million**
- **Gross Margin: 61.3% GAAP (64.1% excluding special items)**
- **EPS: $0.32 GAAP profit ($0.49 profit excluding special items)**
- **Cash, cash equivalents, and short term investments: $2.23 billion**
- **Fiscal first quarter revenue outlook: $540 million to $580 million**
- **Quarterly dividend increased 10% to $0.33 per share**

SAN JOSE, CA - July 21, 2016 - Maxim Integrated Products, Inc. (NASDAQ:MXIM) reported net revenue of $566 million for its fourth quarter of fiscal 2016 ended June 25, 2016, a 2% increase from the $555 million revenue recorded in the prior quarter, and a 3% decrease from the same quarter of last year.

Tunc Doluca, President and Chief Executive Officer, commented, "In our June quarter, we surpassed the $100 million dollar quarterly revenue mark in Automotive, and the business grew 30% over the same quarter last year. Through solid execution on our manufacturing transformation, we achieved 64% gross margin and met a key milestone by exceeding 30% operating margin in the quarter." Mr. Doluca continued, "We are confident in our ability to continue improving profitability, drive free cash flow growth, and maintain leadership in the return of cash to shareholders. As a result, we announced a 10% increase in our dividend."

Fiscal Year 2016 Fourth Quarter Results

Based on Generally Accepted Accounting Principles (GAAP), diluted earnings per share in the June quarter was a $0.32 profit. The results were affected by pre-tax special items which primarily consisted of $42 million in charges related to acquisitions, and $14 million in charges related to restructuring activities. GAAP earnings per share, excluding special items was $0.49. An analysis of GAAP versus GAAP excluding special items is provided in the last table of this press release.

Cash Flow Items

At the end of the fourth quarter of fiscal 2016, total cash, cash equivalents and short term investments were $2.23 billion, an increase of $370 million from the prior quarter. Notable items included:

- Cash flow from operations: $254 million
- Proceeds from term loan: $250 million
- Capital expenditures: $22 million
- Proceeds from asset sales: $35 million
- Dividends: $85 million ($0.30 per share)
- Stock repurchases: $90 million

Business Outlook

The Company's 90-day backlog at the beginning of the September 2016 quarter was $363 million. Based on the beginning backlog and expected turns, results for the September 2016 quarter are expected to be as follows:

- Revenue: $540 million to $580 million
- Gross Margin: 61% to 63% GAAP (63% to 65% excluding special items)
- EPS: $0.40 to $0.46 GAAP ($0.44 to $0.50 excluding special items)

Maxim Integrated's business outlook does not include the potential impact of any special items related to restructuring activity, acquisitions, or other business combinations that may be completed during the quarter.

Dividend

A cash dividend of $0.33 per share will be paid on September 1, 2016, to stockholders of record on August 18, 2016. This represents a 10% increase in the dividend compared to the prior quarter.

Conference Call

Maxim Integrated has scheduled a conference call on July 21 at 2:00 p.m. Pacific Time to discuss its financial results for the fourth quarter of fiscal 2016 and its business outlook. To listen via telephone, dial (866) 802-4305 (toll free) or (703) 639-1317. This call will be webcast by Shareholder.com and can be accessed at the Company's website at investor.maximintegrated.com.

A presentation summarizing financial information to be discussed on the conference call is posted at investor.maximintegrated.com.

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CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Three Months Ended			Year Ended	
	June 25, 2016	March 26, 2016	June 27, 2015	June 27, 2015	June 27, 2015
	(in thousands, except per share data)				
Net revenues	$ 566,126	$ 555,252	$ 582,517	$ 2,194,719	$ 2,306,864
Cost of goods sold (1) (2)	219,099	236,411	278,816	950,331	1,034,997
Gross margin	347,027	318,841	303,701	1,244,388	1,271,867
Operating expenses:					
Research and development	113,491	119,178	121,552	467,161	521,772
Selling, general and administrative	71,483	71,778	72,532	288,899	308,065
Intangible asset amortization	2,538	2,538	3,618	12,205	16,077
Impairment of long-lived assets (3)	429	506	549	160,582	67,042
Impairment of goodwill and intangible assets	27,602	—	—	27,602	93,010
Severance and restructuring expenses	4,149	2,552	12,798	24,479	30,642
Other operating expenses (income), net (4)	4,962	(55,419)	(2,296)	(50,389)	(2,021)
Total operating expenses (income), net	224,654	141,133	208,753	930,539	1,034,587
Operating income (loss)	122,373	177,708	94,948	313,849	237,280
Interest and other income (expense), net (5)	(6,427)	(6,373)	28,500	(28,795)	8,890
Income (loss) before provision for income taxes	115,946	171,335	123,448	285,054	246,170
Income tax provision (benefit)	23,607	31,525	24,789	57,579	40,132
Net income (loss)	$ 92,339	$ 139,810	$ 98,659	$ 227,475	$ 206,038
Earnings (loss) per share:					
Basic	$ 0.32	$ 0.49	$ 0.35	$ 0.80	$ 0.73
Diluted	$ 0.32	$ 0.48	$ 0.34	$ 0.79	$ 0.71
Shares used in the calculation of earnings (loss) per share:					
Basic	285,354	285,854	284,202	285,081	283,675
Diluted	288,544	289,783	289,346	289,479	288,949
Dividends paid per share	$ 0.30	$ 0.30	$ 0.28	$ 1.20	$ 1.12

SCHEDULE OF SPECIAL ITEMS

(Unaudited)

	Three Months Ended			Year Ended	
	June 25, 2016	March 26, 2016	June 27, 2015	June 25, 2016	June 27, 2015
	(in thousands)				
Cost of goods sold:					
Intangible asset amortization	$ 11,829	$ 11,829	$ 18,116	$ 55,030	$ 74,366
Accelerated depreciation (1)	4,098	4,066	32,765	53,827	51,494
Other cost of goods sold (2)	—	6,123	—	6,123	—
Total	$ 15,927	$ 22,018	$ 50,881	$ 114,980	$ 125,860
Operating expenses:					
Intangible asset amortization	$ 2,538	$ 2,538	$ 3,618	$ 12,205	$ 16,077
Impairment of long-lived assets (3)	429	506	549	160,582	67,042
Impairment of goodwill and intangible assets	27,602	—	—	27,602	93,010
Severance and restructuring	4,149	2,552	12,798	24,479	30,642
Other operating expenses (income), net (4)	4,962	(55,419)	(2,296)	(50,389)	(2,021)
Total	$ 39,680	$ (49,823)	$ 14,669	$ 174,479	$ 204,750
Interest and other expense (income), net (5)	$ (247)	$ (45)	$ (35,849)	$ 194	$ (36,066)
Total	$ (247)	$ (45)	$ (35,849)	$ 194	$ (36,066)
Income tax provision (benefit):					
Reversal of tax reserves (6)	$ —	$ —	$ —	$ —	$ (21,747)

Fiscal year 2015 & 2014 research & development tax credits		—		—		—	(2,475)		(2,863)
Total	$	—	$	—	$	—	$ (2,475)	$	(24,610)

(1) Includes building and equipment accelerated depreciation related to San Jose and Dallas manufacturing facilities.

(2) Includes expense related to patent license settlement.

(3) Includes impairment charges relating to the San Antonio wafer manufacturing facility and other wafer manufacturing equipment, end of line test equipment, and software.

(4) Includes gain on sale of energy metering business during the third quarter of fiscal year 2016, loss (gain) relating to sale of assets, and expected loss on lease abandonment.

(5) Includes sale of a business and impairment of investment in privately-held companies.

(6) Reversal of tax reserves related to the favorable settlement of a foreign tax issue.

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CONSOLIDATED BALANCE SHEETS
(Unaudited)

	June 25, 2016	March 26, 2016	June 27, 2015
	(in thousands)		
ASSETS			
Current assets:			
Cash and cash equivalents	$ 2,105,229	$ 1,710,340	1,550,965
Short-term investments	125,439	150,076	75,154
Total cash, cash equivalents and short-term investments	2,230,668	1,860,416	1,626,119
Accounts receivable, net	256,531	278,502	278,844
Inventories	227,929	234,603	288,474
Deferred tax assets	—	—	77,306
Other current assets	91,920	80,792	48,660
Total current assets	2,807,048	2,454,313	2,319,403
Property, plant and equipment, net	692,551	748,781	1,090,739
Intangible assets, net	146,540	188,510	261,652
Goodwill	490,648	490,648	511,647
Other assets	84,100	74,972	24,422
Assets held for sale	13,729	13,733	8,208
TOTAL ASSETS	$ 4,234,616	$ 3,970,957	$ 4,216,071
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Accounts payable	$ 82,535	$ 82,696	88,322
Income taxes payable	21,153	30,907	34,779
Accrued salary and related expenses	166,698	151,411	181,360
Accrued expenses	50,521	42,562	47,365
Deferred revenue on shipments to distributors	38,779	34,457	30,327
Short term debt	249,717	—	1,024
Total current liabilities	609,403	342,033	383,177
Long-term debt	990,090	989,489	987,687
Income taxes payable	480,645	451,099	410,378
Deferred tax liabilities	756	643	90,588
Other liabilities	45,908	48,930	54,221
Total liabilities	2,126,802	1,832,194	1,926,051
Stockholders' equity:			
Common stock	284	280	283
Additional paid-in capital	—	—	27,859
Retained earnings	2,121,749	2,154,767	2,279,112
Accumulated other comprehensive loss	(14,219)	(16,284)	(17,234)
Total stockholders' equity	2,107,814	2,138,763	2,290,020
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$ 4,234,616	$ 3,970,957	$ 4,216,071

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CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended			Year Ended	
	June 25, 2016	March 26, 2016	June 27, 2015	June 25, 2016	June 27, 2015
	(in thousands)				
Cash flows from operating activities:					
Net income (loss)	$ 92,339	$ 139,810	$ 98,659	$ 227,475	$ 206,038
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					
Stock-based compensation	16,444	17,875	17,709	69,701	79,491
Depreciation and amortization	46,414	47,088	92,639	244,637	299,396
Deferred taxes	(13,510)	(333)	(32,207)	(48,138)	(72,507)
In-process research and development written-off	27,602	—	—	27,602	8,900
Loss (gain) from sale of property, plant and equipment	5,048	3,098	(1,228)	2,283	419
Tax benefit (shortfall) related to stock-based compensation	3,657	545	(861)	7,375	8,155
Excess tax benefit from stock-based compensation	(1,890)	(1,491)	(2,372)	(9,550)	(12,549)
Impairment of long-lived assets	—	506	517	160,153	67,010
Impairment of goodwill and intangible assets	—	—	—	—	84,110
Impairment of investments in privately-held companies	—	—	94	—	94
Loss (gain) on sale of business	—	(58,944)	(35,849)	(58,944)	(35,849)
Changes in assets and liabilities:					
Accounts receivable	21,971	(47,322)	(417)	22,313	16,984
Inventories	7,657	22,785	10,105	44,086	2,163
Other current assets	8,012	(8,947)	15,338	2,943	(8,783)
Accounts payable	5,076	8,683	2,874	(3,676)	(4,201)
Income taxes payable	19,792	29,597	39,217	56,641	62,350
Deferred revenue on shipments to distributors	4,322	2,390	(223)	8,452	4,593
All other accrued liabilities	11,137	12,646	17,793	(31,468)	(12,110)
Net cash provided by (used in) operating activities	254,071	167,986	221,788	721,885	693,704
Cash flows from investing activities:					
Payments for property, plant and equipment	(22,488)	(17,530)	(15,360)	(69,369)	(75,816)
Proceeds from sales of property, plant and equipment	34,691	136	2,741	85,142	29,035
Proceeds from sale of business	—	105,000	35,550	105,000	35,550
Purchases of available-for-sale securities	(25,000)	(24,861)	—	(99,948)	(25,142)
Purchases of privately-held companies securities	(1,554)	(1,921)	—	(10,483)	(200)
Proceeds from maturity of available-for-sale securities	50,000	—	—	50,000	—
Proceeds from sales of investments of privately-held companies	—		—	—	500
Other investing activities	—	—	—	2,380	—
Net cash provided by (used in) investing activities	35,649	60,824	22,931	62,722	(36,073)
Cash flows from financing activities:					
Excess tax benefit from stock-based compensation	1,890	1,491	2,372	9,550	12,549
Repayment of notes payable	—	—	—	—	(437)
Issuance of debt	249,717	—	—	249,717	—
Net issuance of restricted stock units	(2,687)	(8,853)	(7,428)	(24,084)	(30,657)
Proceeds from stock options exercised	12,272	9,889	12,328	79,608	61,453
Issuance of common stock under employee stock purchase program	19,625	—	22,298	33,975	40,951
Repurchase of common stock	(90,438)	(83,801)	(35,963)	(237,086)	(195,088)
Dividends paid	(85,210)	(85,714)	(79,558)	(342,023)	(317,909)
Net cash provided by (used in) financing activities	105,169	(166,988)	(85,951)	(230,343)	(429,138)
Net increase (decrease) in cash and cash equivalents	394,889	61,822	158,768	554,264	228,493
Cash and cash equivalents:					
Beginning of period	1,710,340	1,648,518	1,392,197	1,550,965	1,322,472

End of period	$ 2,105,229	$ 1,710,340	$ 1,550,965	$ 2,105,229	$ 1,550,965
Total cash, cash equivalents and short-term investments	$ 2,230,668	$ 1,860,416	$ 1,626,119	$ 2,230,668	$ 1,626,119

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ANALYSIS OF GAAP VERSUS GAAP EXCLUDING SPECIAL ITEMS DISCLOSURES
(Unaudited)

	Three Months Ended			Year Ended	
	June 25, 2016	March 26, 2016	June 27, 2015	June 25, 2016	June 27, 2015
	(in thousands, except per share data)				
Reconciliation of GAAP gross profit to GAAP gross profit excluding special items:					
GAAP gross profit	$ 347,027	$ 318,841	$ 303,701	$1,244,388	$1,271,867
GAAP gross profit %	*61.3%*	*57.4%*	*52.1%*	*56.7%*	*55.1%*
Special items:					
Intangible asset amortization	11,829	11,829	18,116	55,030	74,366
Accelerated Depreciation (1)	4,098	4,066	32,765	53.827	51.494
Other cost of goods sold (2)	—	6,123	—	6,123	—
Total special items	15,927	22,018	50,881	114,980	125,860
GAAP gross profit excluding special items	$ 362,954	$ 340,859	$ 354,582	$1,359,368	$1,397,727
GAAP gross profit % excluding special items	*64.1%*	*61.4%*	*60.9%*	*61.9%*	*60.6%*
Reconciliation of GAAP operating expenses to GAAP operating expenses excluding special items:					
GAAP operating expenses	$ 224,654	$ 141,133	$ 208,753	$ 930,539	$1,034,587
Special items:					
Intangible asset amortization	2,538	2,538	3,618	12,205	16,077
Impairment of long-lived assets (3)	429	506	549	160,582	67,042
Impairment of goodwill and intangible assets	27,602	—	—	27,602	93,010
Severance and restructuring	4,149	2,552	12,798	24,479	30,642
Other operating expenses (income), net (4)	4,962	(55,419)	(2,296)	(50,389)	(2,021)
Total special items	39,680	(49,823)	14,669	174,479	204,750
GAAP operating expenses excluding special items	$ 184,974	$ 190,956	$ 194,084	$ 756,060	$ 829,837
Reconciliation of GAAP net income to GAAP net income excluding special items:					
GAAP net income	$ 92,339	$ 139,810	$ 98,659	$ 227,475	$ 206,038
Special items:					
Intangible asset amortization	14,367	14,367	21,734	67,235	90,443
Accelerated Depreciation (1)	4,098	4,066	32,765	53,827	51,494
Other cost of goods sold (2)	—	6,123	—	6,123	—
Impairment of long-lived assets (3)	429	506	549	160,582	67,042
Impairment of goodwill and intangible assets	27,602	—	—	27,602	93,010
Severance and restructuring	4,149	2,552	12,798	24,479	30,642
Other operating expenses (income), net (4)	4,962	(55,419)	(2,296)	(50,389)	(2,021)
Interest and other expense, net (5)	(247)	(45)	(35,849)	194	(36,066)
Pre-tax total special items	55,360	(27,850)	29,701	289,653	294,544
Reversal of tax reserves (6)	—	—	—	—	(21,747)
Fiscal year 2015 & 2014 research & development tax credits	—	—	—	(2,475)	(2,863)
Other income tax effects and adjustments (7)	(7,228)	5,698	(4,267)	(43,392)	(35,333)
GAAP net income excluding special items	$ 140,471	$ 117,658	$ 124,093	$ 471,261	$ 440,639
GAAP net income per share excluding special items:					
Basic	$ 0.49	$ 0.41	$ 0.44	$ 1.65	$ 1.55
Diluted	$ 0.49	$ 0.41	$ 0.43	$ 1.63	$ 1.52
Shares used in the calculation of earnings per share excluding special items:					
Basic	285,354	285,854	284,202	285,081	283,675

Diluted	288,544	289,783	289,346	289,479	288,949

(1) Includes building and equipment accelerated depreciation related to San Jose and Dallas manufacturing facilities.

(2) Includes expense related to patent license settlement.

(3) Includes impairment charges relating to the San Antonio wafer manufacturing facility and other wafer manufacturing equipment, end of line test equipment, and software.

(4) Includes gain on sale of energy metering business during the third quarter of fiscal year 2016, loss (gain) relating to sale of assets, and expected loss on lease abandonment.

(5) Includes sale of a business and impairment of investment in privately-held companies.

(6) Reversal of tax reserves related to the favorable settlement of a foreign tax issue.

(7) Includes tax effect of pre-tax special items and miscellaneous tax adjustments.

Non-GAAP Measures

To supplement the consolidated financial results prepared under GAAP, Maxim Integrated uses non-GAAP measures which are adjusted from the most directly comparable GAAP results to exclude special items related to intangible asset amortization; accelerated depreciation; other costs of goods sold; impairment of long-lived assets; impairment of goodwill and other intangible assets; severance and restructuring; and other operating expenses (income), net; fiscal year 2015 and 2014 research & development tax credits, and other income tax effects and adjustments. Management uses these non-GAAP measures internally to make strategic decisions, forecast future results and evaluate Maxim Integrated's current performance. Many analysts covering Maxim Integrated use the non-GAAP measures as well. Given management's use of these non-GAAP measures, Maxim Integrated believes these measures are important to investors in understanding Maxim Integrated's current and future operating results as seen through the eyes of management. In addition, management believes these non-GAAP measures are useful to investors in enabling them to better assess changes in Maxim Integrated's core business across different time periods. These non-GAAP measures are not in accordance with or an alternative to GAAP financial data and may be different from non-GAAP measures used by other companies. Because non-GAAP financial measures are not standardized it may not be possible to compare these financial measures with other companies' non-GAAP financial measures, even if they have similar names. The non-GAAP measures displayed in the table above include the following:

GAAP Gross Profit Excluding Special Items

The use of GAAP gross profit excluding special items allows management to evaluate the gross margin of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization, accelerated depreciation, and other costs of goods sold. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP gross profit excluding special items to enable investors and analysts to evaluate our revenue generation performance relative to the direct costs of revenue of Maxim Integrated's core businesses.

GAAP Operating Expenses Excluding Special Items

The use of GAAP operating expenses excluding special items allows management to evaluate the operating expenses of the Company's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; impairment of long-lived assets; impairment of goodwill and other intangible assets; severance and restructuring, and other operating expenses (income), net. In addition, it is an important component of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP operating expenses excluding special items to enable investors and analysts to evaluate our core business and its direct operating expenses.

GAAP Provision for Income Taxes Excluding Special Items

The use of a GAAP provision for income taxes excluding special items allows management to evaluate the provision for income taxes across different reporting periods on a consistent basis, independent of special items including the tax provision impact of pre-tax special items. In fiscal year 2016, we began using a long-term tax rate to compute the GAAP provision for income taxes excluding special items. This long-term tax rate considers the income tax impact of pre-tax special items; assumes the Federal research tax credit remains in effect throughout the entire year, and eliminates the effects of significant non-recurring and period specific tax items which vary in size and frequency. We are using a long-term tax rate of 18%, which is the weighted average of our normalized fiscal year GAAP tax rate excluding special items over a four year period that includes the past three fiscal years plus the current fiscal year. We will review the long-term tax rate on an annual basis and whenever events occur that may materially affect the long-term tax rate such as tax law changes; significant changes in our geographic earnings mix; or changes in our corporate structure.

GAAP Net Income and GAAP Net Income per Share Excluding Special Items

The use of GAAP net income and GAAP net income per share excluding special items allow management to evaluate the operating results of Maxim Integrated's core businesses and trends across different reporting periods on a consistent basis, independent of special items including intangible asset amortization; accelerated depreciation; other costs of goods sold; impairment of long-lived assets; impairment of goodwill and other intangible assets; severance and restructuring; and other operating expenses (income), net; fiscal year 2015 and 2014 research & development tax credits; and other income tax effects and adjustments. In addition, they are important components of management's internal performance measurement and reward process as it is used to assess the current and historical financial results of the business, for strategic decision making, preparing budgets and forecasting future results. Management presents GAAP net income and GAAP net income per share excluding special items to enable investors and analysts to understand the results of operations of Maxim Integrated's core businesses and to compare our results of operations on a more consistent basis against that of other companies in our industry.

"Safe Harbor" Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include the Company's business outlook and financial projections for its first quarter of fiscal 2017 ending in September 2016, which includes revenue, gross margin and earnings per share, as well as the Company's belief in its ability to continue improving profitability, drive free cash flow growth, and maintain leadership in the return of cash to shareholders. These statements involve risk and uncertainty. Actual results could differ materially from those forecasted, based upon, among other things, general market and economic conditions, market developments that could adversely affect the growth of the mixed-signal analog market, product mix shifts, the loss of all or a substantial portion of our sales to one of our large customers, customer cancellations and price competition, as well as other risks described in the Company's

Annual Report on Form 10-K for the fiscal year ended June 27, 2015 (the "10-K") and Quarterly Reports on Form 10-Q filed after the 10-K. The Form 10-K may be found at https://www.sec.gov/Archives/edgar/data/743316/000074331615000029/maxim10-kfy2015.htm.

All forward-looking statements included in this news release are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement except as required by law.

About Maxim Integrated

Maxim is bringing new levels of analog integration to automotive, cloud data center, mobile consumer, and industrial applications. We're making technology smaller, smarter, and more energy efficient, so that our customers can meet the demands of an integrated world. Learn more at http://www.maximintegrated.com.

Source: Maxim Integrated Investor Relations